Item 1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended immediately to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser, who, if you are taking advice in the United Kingdom, is an adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Ordinary Shares, please send this document and the accompanying Form of Proxy to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

REGUS PLC (the “Company”)
Registered in England and Wales, number 3548821

M Dixon
Regus plc	J Matthews
3000 Hillswood Drive	S Stamp
Chertsey	R Orf
Surrey	R Lobo
KT16 0RS	M Robinson
23 May 2003

Dear Shareholder,

Notice of Extraordinary General Meeting convened under Section 142 of the Companies Act 1985

As you will be aware from the Company’s preliminary results announcement, made on 25 April 2003, the Company’s net assets are less than half of its called-up share capital. This has arisen principally from the pre -tax exceptional charge of £92.1 million which was reported in the preliminary results announcement and which related mainly to onerous lease provisions and related closure costs and write downs in the value of tangible assets and of acquisition goodwill. Under section 142 of the Companies Act 1985, the Company is required to convene an extraordinary general meeting for the purpose of considering whether any, and if so what, steps should be taken to deal with the situation.

A notice convening an Extraordinary General Meeti ng of the Company (the “EGM”), to be held at Citypoint, 1 Ropemaker Street, London EC2Y 9HT on 16th June 2003 at 10:00am, is set out at the end of this document.

The Company has undertaken a range of initiatives to strengthen its balance sheet and improve liquidity. In addition to its general efforts to reduce the cost base and improve the profitability of the business, in December 2002 a 58% interest in the UK business was sold to Alchemy Partners, bringing £25.6 million into the Group immediately and, at the same time, putting an additional £16.3 million of capital into the UK business. On 14th January 2003, the Company filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code, in order to allow Regus’s US subsidiaries, Regus Business Centre Corp (“Regus US”) and Stratis Business Centers Inc (“Stratis”), the opportunity to reorganise their business.

Chapter 11 gives each Regus company which has filed for Chapter 11, legal protection from its US creditors by immediately freezing all pre-existing financial claims of those creditors both in US and non-US Courts. Thus, although US landlords may have claims pursuant to guarantees given by either Regus plc or Regus Business Centre BV, notwithstanding that neither Regus entity is US domiciled, any claims against those entities fall within the jurisdiction of the US Courts and benefit from the protections afforded by Chapter 11.

Under Chapter 11, Regus US is able to elect whether it wishes to affirm or reject leases on a case-by-case basis. To the extent that a lease is rejected, the statutory maximum claim, in respect of future rent that the landlord would have against each of the relevant lessee companies and the relevant guarantor will be limited to the higher of (i) one year’s rent or (ii) 15% of the remaining lease term, not to exceed three years, in each case under the relevant lease. In the absence of Chapter 11, the termination of a lease would require the lessee (or the guarantor) to pay all the rent due on the balance of the lease, subject to any mitigation by the landlord.

Regus US expects to use the provisions of Chapter 11 to reject some property leases. In respect of the remaining US property leases, including leases held by a joint venture company, negotiations with US landlords are at an advanced stage. These negotiations anticipate modifications to existing leases including reductions in space and/or rent in return for a compensation payment.

Steps to be Taken Towards Addressing the Balance Sheet Position of the Company

Once negotiations with US landlord and other US creditors are concluded, the Company will prepare a Plan of Reorganisation which will include proposals for the payment of claims and compensation payments. It is the intention of the Directors to seek confirmation during the course of 2003 of a Plan of Reorganisation, which would bind all creditors. In order to do this, the Company will prepare a Disclosure Statement describing the Plan. After discussions with the Creditors’ Committee, this will be submitted to the US Bankruptcy Court so that creditors and other interested parties can review it. If the Court determines that it is adequate, the Company will be allowed to send it to creditors so that they may vote on it.

After the Disclosure Statement has been distributed, and creditors have voted on it, the Court will hold a hearing on confirmation of the Plan of Reorganisation to ensure it is fair and equitable under the standards of the US Bankruptcy Code. Confirmation and consummation of the Plan discharges all pre -and post-petition claims that are dealt with in the Plan.

Whilst the board expect that a Plan will be confirmed during the course of 2003, given the nature of the process, this cannot be guaranteed.

Resolution

An Ordinary Resolution has been proposed at the EGM to approve any action undertaken by the board to address the balance sheet position of the Company. The Directors have decided to propose that an amendment should be made to this resolution so that it provides an approval only of the specific action to be taken that is discussed above.

As amended, the Ordinary Resolution to be proposed to the meeting will be:

“THAT the specific steps towards addressing the balance sheet position of the Company which are referred to in the Circular to shareholders dated 23 rd May 2003 under the heading ‘Steps to be Taken Towards Addressing the Balance Sheet Position of the Company’ are hereby approved.”

The Directors confirm that they will not take any step that would, under the Company’s articles of association, applicable company law or the Listing Rules, require shareholder approval without first convening a further shareholder meeting to seek such approval.

Action to be taken

A Form of Proxy for use at the Extraordinary General Meeting is enclosed and, to be valid, should be completed and returned to the Company’s registrars Capita Registrars, PO BOX 25, Beckenham Road, Kent BR3 4BR as soon as possible but in any event so as to arrive not later than 10:00am on 14th June 2003. Completion and return of the Form of Proxy will not prevent you from attending the EGM in person, if you so wish.

Recommendation

The Directors consider the amended resolution to be proposed at the EGM to be in the best interests of the Company and the shareholders as a whole. Therefore, the Directors unanimously recommend that you vote in favour of amending the resolution and in favour of the amended resolution itself, as they intend to do in respect of their holdings.

Yours faithfully,

John Matthews

Chairman